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                    November 7, 2023

       Amit Banati
       Chief Financial Officer
       Kellanova
       412 N. Wells Street
       Chicago, IL 60654

                                                        Re: Kellanova
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            Filed February 21,
2023
                                                            File No. 001-04171

       Dear Amit Banati:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing